FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Liberty Media Corporation (Last) (First) (Middle) 12300 Liberty Boulevard (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol On Command Corporation ONCO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 4/1/2002 5. If Amendment, Date of Original (Month/Day/Year) 5/9/2002

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      Officer (give title below)

  X   10% Owner

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/1/2002		J		(1)	(1)	(1)	19,404,365	I (1)	By majority owned subsidiary (1)
Series B Preferred Stock	4/1/2002		J		(1)	(1)	(1)	15,000	I (1)	By majority owned subsidiary (1)
Series C Preferred Stock	4/1/2002		J		(1)	(1)	(1)	10,000	I (1)	By majority owned subsidiary (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Warrants	$15.27/sh	4/1/2002		J		(1)		Immed.	10/7/2003	Common Stock	1,123,792	(1)	1,123,792(1)	I	By majority owned subsidiary (1)
Series D Preferred Stock	$7.55/sh	4/1/2002		J		(1)		12/31/2002	6/30/2011 (2)	Common Stock	7,947,018	(1)	60,000(1)	I	By majority owned subsidiary (1)
Series B Warrants	$15.27/sh	N/A		N/A		N/A		Immed.	10/7/2003	Common Stock	40	N/A	40 (3)	I	By wholly owned subsidiary

Explanation of Responses:

(1) The Reporting Person is filing this Form 4 because of the change in its indirect ownership of the securities covered hereby (other than 125 shares of Common Stock and the Series B Warrants, which are owned by a wholly owned subsidiary of the Reporting Person) as a result of the transfer of Ascent Entertainment Group, Inc., a wholly-owned subsidiary of the Reporting Person and direct owner of such securities (“Ascent”), to a non-wholly-owned subsidiary of the Reporting Person.  This transaction may be deemed to constitute a reduction in the Reporting Person’s indirect pecuniary interest in such shares.  On April 1, 2002, pursuant to a Purchase Agreement dated as of August 16, 2001, as amended, by and among Liberty Satellite & Technology, Inc. (“LSAT”), the Reporting Person, only for certain limited purposes, and another entity, all of the shares of Ascent were transferred by the Reporting Person to LSAT.  Following this transaction, the Reporting Person is the owner of 84.1% of the outstanding common stock of LSAT and 100% of LSAT’s outstanding preferred stock, including both convertible and nonconvertible preferred stock with an aggregate stated value of $300 million.

(2)  The Issuer is required to redeem all outstanding shares of Series D Preferred Stock on June 30, 2011.  At any time prior to that time and on or after December 31, 2002, each share of Series D Preferred Stock, with a stated value per share of $1,000, may be converted into 132.4503 fully paid and non-assessable shares of Common Stock.  In addition, if accrued but unpaid dividends of the Series D Preferred Stock are added to the liquidation value of the Series D Preferred Stock in accordance with its terms, such accrued value may also be converted into shares of Common Stock at the same conversion rate.

(3) Due to a clerical error, the Reporting Person had previously reported owning 39 Series B Warrants.

/s/ Elizabeth M. Markowski ** Signature of Reporting Person Senior Vice President	April 3, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002